UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Belong Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08069M102

(CUSIP Number)

202 Washington Street, Suite 401
Brookline, MA 02445

Attn: Peter Saldarriaga

(215) 731-9450

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08069M102

1	NAME OF REPORTING PERSON Belong Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 4,437,500(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,437,500(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Comprised of 550,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share, and 3,887,500 shares of the Issuer’s Class B common stock, par value $0.0001 per share. The Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

(2)	Based on a denominator comprised of (a) 4,596,842 shares of Class A common stock outstanding as set forth in the Issuer’s Form 8-K/A filed on January 5, 2023, and (b) 3,887,500 shares of Class B common stock as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 08069M102

1	NAME OF REPORTING PERSON Belong Capital Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,091,388(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,091,388(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,388(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Comprised of 275,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share, and 2,816,388 shares of the Issuer’s Class B common stock, par value $0.0001 per share. The Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

(2)	Based on a denominator comprised of (a) 4,596,842 shares of Class A common stock outstanding as set forth in the Issuer’s Form 8-K/A filed on January 5, 2023, and (b) 3,887,500 shares of Class B common stock as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 08069M102

1	NAME OF REPORTING PERSON Peter Saldarriaga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%(2)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Comprised of 550,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share, and 3,887,500 shares of the Issuer’s Class B common stock, par value $0.0001 per share. The Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Mr. Saldarriaga is the co-Manager of each of Belong Acquisition Sponsor, LLC and Belong Capital Sponsor, LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which he does not have any pecuniary interest.

(2)	Based on a denominator comprised of (a) 4,596,842 shares of Class A common stock outstanding as set forth in the Issuer’s Form 8-K/A filed on January 5, 2023, and (b) 3,887,500 shares of Class B common stock as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 08069M102

1	NAME OF REPORTING PERSON Jennifer Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,437,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,437,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%(2)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Comprised of 550,000 shares of the Issuer’s Class A common stock, par value $0.0001 per share, and 3,887,500 shares of the Issuer’s Class B common stock, par value $0.0001 per share. The Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer's initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents. Ms. Deason is the co-Manager of each of Belong Acquisition Sponsor, LLC and Belong Capital Sponsor, LLC and shares voting and investment power over shares held by those entities and disclaims beneficial ownership over any securities in which she does not have any pecuniary interest.

(2)	Based on a denominator comprised of (a) 4,596,842 shares of Class A common stock outstanding as set forth in the Issuer’s Form 8-K/A filed on January 5, 2023, and (b) 3,887,500 shares of Class B common stock as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

SCHEDULE 13D

Item 1.	Security and Issuer.

Securities Acquired: Belong Acquisition Sponsor, LLC (the “Sponsor”) initially acquired shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), as part of the formation and initial capitalization of Belong Acquisition Corp. (the “Issuer”). The Sponsor acquired units of the Issuer in the Issuer’s initial public offering in July 2021. Each unit of the issuer represents the right to receive one share of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), and one-half of one redeemable warrant. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.

Issuer:	Belong Acquisition Corp.
202 Washington Street, Suite 401
Brookline, MA 02445

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 52.3% of the issued and outstanding shares of all classes of common stock of the Issuer (8,484,342) based on the number of shares of Class A Common Stock (4,596,842) outstanding as set forth in the Issuer’s Form 8-K/A filed on January 5, 2023, and shares of Class B Common Stock (3,887,500) outstanding as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2022;

(ii) Belong Capital Sponsor, LLC (“Belong Capital”), a member of the Sponsor holding interests in the Sponsor equivalent to 275,000 shares of Class A Common Stock and 2,816,388 shares of Class B Common Stock;

(iii) Peter Saldarriaga, the President, Chief Executive Officer and Chief Financial Officer of the Issuer, and also the co-Manager of the Sponsor and Belong Capital; and

(iv) Jennifer Deason, the Chairman of the Issuer, and also the co-Manager of the Sponsor and Belong Capital.

(b) The address of the principal business and principal office of each of the Sponsor, Belong Capital, Mr. Saldarriaga and Ms. Deason is 202 Washington Street, Suite 401, Brookline, MA 02445.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor and the principal business of Belong Capital is to act as a holding company of membership interest in the Sponsor. The principal occupation of Mr. Saldarriaga, in addition to his duties as an officer of the Issuer, is to serve as a Managing Director at Ara Partners.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and Belong Capital are each a Delaware limited liability company. Mr. Saldarriaga and Ms. Deason are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $5,525,000. The source of these funds was the capital of the Sponsor.

Item 4.	Purpose of Transaction.

In January 2021, the Sponsor purchased an aggregate of 4,461,250 shares of Class B common stock of the Issuer (the “Founder Shares”) for an aggregate purchase price of $25,000. In March 2021, the Sponsor contributed back to the Issuer, for no consideration, 11,250 Founder Shares and, as a result, held 4,450,000 Founder Shares. In September 2021, 562,500 Founder Shares were returned by the Sponsor to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option would not be exercised by the underwriters.

In July 2021, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased 550,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Placement Unit Subscription Agreement dated July 22, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one-half of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per share.

In December 2022, the Issuer held a special meeting of shareholders for the purpose of, among other things, amending the Issuer’s charter (the “Charter Amendment”). As part of the Charter Amendment, holders of Class A Common Stock had the right to elect to have such shares redeemed by the Issuer for a pro rata portion of the Issuer’s trust account. While the Reporting Persons did not participate in the optional redemption, in December 2022, the Issuer redeemed approximately 10.95 million shares of Class A Common Stock, and the Reporting Person’s ownership increased to approximately 52.3% of all outstanding shares of Common Stock as a result of this transaction.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor, Mr. Saldarriaga and Ms. Deason have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

Sponsor

a)	Amount beneficially owned: 4,437,500	Percentage: 52.3%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	4,437,500
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	4,437,500
iv.	Shared power to dispose or to direct the disposition of:	0

Belong Capital

a)	Amount beneficially owned: 3,091,388	Percentage: 36.4%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	3,091,388
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	3,091,388

Peter Saldarriaga

a)	Amount beneficially owned: 4,437,500	Percentage: 52.3%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	4,437,500
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	4,437,500

Jennifer Deason

a)	Amount beneficially owned: 4,437,500	Percentage: 52.3%
b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	4,437,500
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	4,437,500

Each of the Sponsor and Belong Capital are controlled by its co-Managers, Peter Saldarriaga and Jennifer Deason. Mr. Saldarriaga and Ms. Deason may be deemed to have beneficial ownership of securities reported herein, however, each of Mr. Saldarriaga and Ms. Deason disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Placement Unit Subscription Agreement between the Issuer and Sponsor

In July 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 550,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 30, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

In July 2021, in connection with the IPO, the Issuer, the Sponsor, Mr. Saldarriaga and Ms. Deason, and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the parties agreed (A) to vote the Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 18 months from the completion of the IPO, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 30, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

In July 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Annual Report on Form 10-K filed by the Issuer with the SEC on March 30, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Placement Unit Subscription Agreement, dated July 22, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40648) filed with the SEC on July 28, 2021).

Exhibit 10.2	Letter Agreement, dated July 22, 2021, by and among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40648) filed with the SEC on July 28, 2021).

Exhibit 10.3	Registration Rights Agreement, dated July 22, 2021, between the Company and certain security holders of the Company (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-40648) filed with the SEC on July 28, 2021).

Exhibit 99.1	Joint Filing Agreement, dated January 27, 2023, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2023	BELONG ACQUISITION SPONSOR, LLC

/s/ Peter Saldarriaga
	Name:	Peter Saldarriaga
	Title:	Manager

Dated: January 27, 2023	BELONG CAPITAL SPONSOR, LLC

/s/ Peter Saldarriaga
	Name:	Peter Saldarriaga
	Title:	Manager

Dated: January 27, 2023

/s/ Peter Saldarriaga
Peter Saldarriaga

Dated: January 27, 2023

/s/ Jennifer Deason
Jennifer Deason

[Belong Schedule 13D]